PECO II, Inc.

1376 State Route 598

Galion, Ohio 44833

August 29, 2008

Via Edgar and FedEx

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	PECO II, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2008
File No. 0-31283

Dear Mr. Decker:

We have received your comments to our letter, dated July 1, 2008, regarding the Form 10-K for Fiscal Year Ended December 31, 2007, filed by PECO II, Inc. (the “Company”) on March 28, 2008, set forth in your letter dated as of July 31, 2008 (the “Comment Letter”). For your convenience, we have repeated the text of your comments, followed by our response.

We respectfully respond to the comments set out in the Comment Letter as follows:

14.    Warrants, page 51

1.	After further consideration of your response to prior comment four, we have the following additional comments.

•

We note that you are accounting for the warrant similar to contingent consideration. However, it does not appear that there is any contingency since the warrant is issued and exercisable. The fact that the warrant may require settlement in a variable number of shares should not result in contingent consideration. We note that you reflected the fair value of the warrant issued as part of the purchase price consideration for the Delta acquisition. However, it appears that this freestanding warrant should be further analyzed under EITF 00-19 to determine if it meets the paragraph 11a exception to SFAS 133 in order to be appropriately classified in stockholders’ equity.

•

Please provide us with your comprehensive analysis under EITF 00-19 to determine whether you meet the paragraph 11a exception to SFAS 133. With reference to EITF 00-19, your analysis should address how you determined that your warrant meets or does not meet the paragraph 11a exception to SFAS 133.

•

If your analysis indicates that your warrant should classified in permanent equity, then paragraph 9 of EITF 00-19 indicates that the warrant should be initially measured at fair value and subsequent changes in fair value should not be recognized as long as the warrant continues to be classified in equity. If your warrant should be classified as a derivative liability under SFAS 133, then the adjustment to the fair value of the warrant (not just the change in the number of shares at original fair value per share) would be recorded as an adjustment to the income statement, not as a adjustment to goodwill.

•	If your analysis results in a change to your financial statements, please provide us with a materiality analysis based on your results. Refer to SFAS 154.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

Response:

We respectfully believe that we have provided the proper accounting treatment with respect to the warrant (the “Delta Warrant”) that we issued to Delta International Holding Ltd. (“Delta”) on March 28, 2006, in connection with our acquisition of certain assets of Delta Products Corporation on March 28, 2006 (the “Delta Acquisition”). As previously described, the Delta Warrant provides that Delta has the right to purchase up to 45% of our issued and outstanding shares of capital stock measured as of five business days before the exercise of such warrant.

We reflected the fair value of the Delta Warrant issued as a part of the purchase price consideration for certain Delta assets obtained in the Delta Acquisition. The initial fair value calculation and the initial purchase price consideration were based on a Black-Scholes option-pricing model. The Black-Scholes model does not take into account the future variability of shares issuable under the Delta Warrant. In other words, the initial fair value calculation did not reflect any amounts related to the element of contingent consideration of the Delta Warrant to reflect the value of incremental shares that may ultimately be issuable under the Delta Warrant. This was due to the fact that the ultimate number of shares issuable under the Delta Warrant was not reasonably determinable at the date of the Delta Acquisition due to uncertainty of the impact of future equity transactions of our Company.

We believe that there is a contingency and the fact that the warrant may require settlement in a variable number of shares results in contingent consideration and is supported by the accounting literature. While we agree that there is no contingency that affects the exercisability of the shares that are issuable under the Delta Warrant, we believe that there is an element of contingent consideration based on our contractual obligations with respect to the Delta Warrant. The Delta Warrant contains a contractual obligation that requires the number of shares issuable under the Delta Warrant to be adjusted to maintain Delta’s right to purchase up to 45% of our issued and outstanding capital stock (measured as of five business days before the exercise of the Delta Warrant). Thus, the adjustment in the number of shares issuable as required by the Delta Warrant is contingent upon the impact of future equity transaction of our Company. This feature of the Delta Warrant is an existing obligation involving uncertainty that will ultimately be resolved when the impact of the future equity transactions occur, and the impact to the number of common shares issuable under the Delta Warrant are determinable beyond a reasonable doubt.

Because the element of contingent consideration was not included in the initial fair value as it was not reasonably determinable, management was required to account for the economic substance of the future variability of shares issuable under the Delta Warrant as a subsequent accounting treatment issue as an element of contingent consideration. As discussed above and based on the economic substance of the Delta Warrant, we believe our subsequent accounting treatment as an element of contingent consideration under the provisions of SFAS 141 and treatment of the Delta Warrant under the provisions of EITF 00-19 were appropriate.

In support of analysis, we note that SFAS 5 defines a “contingency” as “an existing condition, situation, or set of circumstances involving uncertainty . . . to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.” We believe that the element of the Delta Warrant that provides for future variability in the number of common shares that are ultimately issuable is a contingent event based on the uncertainty of the extent and amount of future equity transactions. Thus, while we note that there is no contingency that affects exercisability of the right to purchase up to 45% of our issued and outstanding shares of capital stock measured as of five business days before the exercise of such warrant, there is a contingency related to the number of shares that ultimately may be exercisable under the Delta Warrant. More specifically, as it relates to contingent

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

consideration in a business combination, paragraphs 25-27 of SFAS 141 support our subsequent accounting treatment as contingent consideration.

Paragraph 25 of SFAS 141 states that, “A business combination agreement may provide for the issuance of additional shares of a security . . . contingent on specified events or transactions in the future.” Based on this, we noted that the Delta Warrant provides for the issuance of additional shares contingent upon the impact of future equity transactions. The impact of the future equity transactions was unknown and not reasonably determinable at the date of the Delta Acquisition.

Paragraph 26 of SFAS 141 goes on to state that “. . . [A]mounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date.” As the impact of future equity transactions to the number of shares issuable under the Delta Warrant was not reasonably determinable at the date of acquisition, that element was not included in the initial determination of the cost of the acquired assets. Paragraph 26 continues by stating “Consideration that is issued or issuable at the expiration of the contingency period . . . shall be disclosed but not . . . shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.” At each subsequent balance sheet date following the Delta acquisition, the ultimate number of shares issuable under the Delta Warrant that we are obligated to make available for exercise is known and determinable beyond a reasonable doubt as the impact of equity transactions is determinable beyond a reasonable doubt. As such, each reporting period, management recorded the impact of the contingent consideration as the additional consideration available to Delta was known.

Paragraph 27 of SFAS 141 goes on to state that “The contingent consideration usually should be recorded when the contingency is resolved and consideration is issued or becomes issuable.” We believe that at each subsequent balance sheet date, the contingency is resolved as the impact of equity transactions to the number of shares issuable is determinable beyond a reasonable doubt and the consideration to Delta has changed as we are legally obligated to make available the incremental shares issuable to Delta under the terms of the Delta Warrant.

We are not aware of other authoritative guidance that would preclude treatment of the provision of the Delta Warrant that provides for future variability of number of shares issuable as an element of contingent consideration under the provisions of SFAS 141. Based on the economic substance of the contractual obligations of the Delta Warrant and our principles-based interpretations of authoritative guidance, primarily SFAS 5 and SFAS 141, we believe our treatment as contingent consideration is the most appropriate subsequent accounting treatment.

Thus, based on our principles-based interpretations of the authoritative guidance referenced above, we believe that the most appropriate subsequent accounting treatment was as an element of contingent consideration issued in conjunction with the business combination that represents an adjustment to the initial purchase price of the Delta assets. This is how we accounted for the Delta Warrant.

Analysis Under EITF 00-19

In reviewing the economic substance and terms of the Delta Warrant agreement, we concluded that it was issued as a freestanding common stock warrant, not a derivative financial instrument, which should be classified in stockholders’ equity. In making this assessment, we reviewed the provisions of EITF 00-19 and SFAS 133.

Applying paragraph 1 of EITF 00-19 to the Delta Warrant, we noted that the settlement terms of the Delta Warrant require “physical settlement” because the Delta Warrant requires Delta to deliver the full stated amount of cash exercise price to us, and we deliver the full stated amount of shares to Delta.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

Applying paragraph 2 of EITF 00-19 to the Delta Warrant, we noted that Delta Warrant is “freestanding” in that it is “entered into separate and apart from any of the company’s other financial instruments or equity transactions. . . .”

Per paragraph 3, EITF 00-19 “applies to . . . freestanding derivative financial instruments .. . . or other financial instruments (such as the Delta Warrant) indexed to, or otherwise based on, the price of the company’s stock that are issued in connection with a business combination . . . .” Paragraph 4 of EITF 00-19 refers to SFAS 133, specifically paragraph 11a, to determine if the financial instrument is a derivative financial instrument or a freestanding financial instrument.

In our review of paragraphs 6-11 of EITF 00-19 and paragraph 11a of SFAS 133, we noted that the Delta Warrant had the following characteristics that supported our conclusion that the Delta Warrant should be treated as a freestanding financial instrument:

•	The Delta Warrant is a stand-alone contract that is not embedded in other contracts;
•	The Delta Warrant does not meet the characteristics identified in paragraph 6 of SFAS 133 that would indicate that it is a derivative instrument; and
•	The Delta Warrant meets the exception requirements in paragraph 11a of SFAS 133 precluding treatment as a derivative instrument based on the following:
º

The Delta Warrant is a contract issued by us that is indexed to our common shares and requires physical settlement in our common shares – Delta does not have the opportunity to choose for net-cash settlement.

º	The Delta Warrant was determined to be classified in stockholders’ equity based on the following considerations under the provisions of EITF 00-19 (see next bullet).

Under EITF 00-19, the following considerations were made to support the conclusion for classification of the Delta Warrant in stockholders’ equity:

•

Paragraph 7 states “The initial balance sheet classification of the contracts addressed in this Issue generally is based on the concept that . . . contracts that require settlement in shares are equity instruments.” The terms of the Delta Warrant do not provide Delta with the option for either net-cash settlement or settlement in its own shares. The terms of the contract require physical settlement of shares only.

•	Based on the terms of the contract, paragraph 8 would indicate that since physical settlement is required by the Delta Warrant contract that the contract would initially be classified as equity.

A discussion of “Initial Measurement and Subsequent Balance Sheet Classification and Measurement” and “Reclassification of Contracts” as discussed in paragraphs 9-11 of EITF 00-19 is presented below under the heading “Subsequent Accounting Treatment Under EITF 00-19.”

We also performed an analysis under paragraphs 12-32 of EITF 00-19 with respect to “Additional Conditions Necessary for Equity Classification.” Paragraphs 12 and 13 of EITF 00-19 state that contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company, and equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity. The Delta Warrant does not have any provision that could require net-cash settlement or require physical settlement by a cash payment, and, thus, the Delta Warrant meets the additional conditions for equity classification in paragraphs 12-13 of EITF 00-19.

Paragraphs 14-18 of EITF 00-19 require that the contract permit the company to settle in unregistered shares. The Delta Warrant does not require us to deliver registered shares and there has

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

not been a failed registration statement at any measurement date since the existence of the Delta Warrant as required by paragraph 14 of EITF 00-19. Paragraph 15 of EITF 00-19 is inapplicable as the exercise price of the Delta Warrant is fixed. Paragraph 16 of EITF 00-19 is inapplicable as the Delta Warrant does not have a settlement alternative (and, thus, does not have a settlement alternative including a penalty that would be avoided by a company under other settlement alternatives). Paragraphs 17 and 18 of EITF 00-19 are also not applicable as the Delta Warrant does not provide for settlement in registered shares. Thus, the Delta Warrant meets the conditions for equity classification under paragraphs 14-18 of EITF 00-19.

Paragraph 19 of EITF 00-19 requires a company to have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. At all times since the issuance of the Delta Warrant, we have had sufficient authorized and unissued shares available to physically settle the Delta Warrant, taking into account all of our other commitments that may require the issuance of our common shares, which consists of potential issuances under our Amended 2000 Stock Performance Plan (the “Performance Plan”) and our 2000 Employee Stock Purchase Program (the “ESPP”). The number of shares issuable under the Performance Plan and ESPP are capped, and when such maximum number of potential common shares was added to the number of our common shares outstanding, we have had at all time since the issuance of the Delta Warrant a sufficient number of authorized and unissued shares available to physically settle the Delta Warrant. Thus, the Delta Warrant meets the conditions for equity classification under paragraph 19 of EITF 00-19.

Paragraphs 20-24 of EITF 00-19 requires that a contract contain an explicit limit on the number of shares to be delivered in a share settlement. Foremost, paragraphs 20-24 concern contracts that contain net-share settlement provisions. The Delta Warrant does not provide for net-share settlement. In addition, the maximum number of our common shares issuable under the Delta Warrant is within our control and determinate (i.e., it cannot exceed the number of shares that is equal to Delta’s right to purchase up to 45% of our issued and outstanding shares of capital stock measured as of five business days before the exercise of such warrant). This maximum number may be calculated by looking at the number of our common shares on a fully-diluted basis (including maximum issuance under the Performance Plan and the ESPP). Thus, the Delta Warrant meets the conditions for equity classification under paragraphs 20-24 of EITF 00-19.

Paragraph 25 of EITF 00-19 states that for a contract to classified as an equity security there must be no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. There is no such requirement in the Delta Warrant. Paragraph 26 of EITF is also inapplicable in that there are no “top-off” or “make whole” provisions in the Delta Warrant that would preclude equity classification. Thus, the Delta Warrant meets the conditions for equity classification under paragraphs 25-26 of EITF 00-19.

Paragraphs 27-28 of EITF are also not applicable because the Delta Warrant does not contain any provisions that would require net-cash settlement. Paragraphs 29-31 are not applicable because the Delta Warrant does not contain any provisions that indicate that the counterparty (i.e., Delta) has rights that rank higher than those of a shareholder of our common shares. Thus, the Delta Warrant meets the conditions for equity classification under paragraphs 27-31 of EITF 00-19.

Finally, paragraph 32 of EITF 00-19 states that for a contract to classified as an equity security there must be no requirement in the contract to post collateral at any point for any reason. There is no such requirement in the Delta Warrant. Thus, the Delta Warrant meets the conditions for equity classification under paragraph 32 of EITF 00-19.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

Based on the analysis of paragraphs 12-32, there are no provisions of the Delta Warrant that preclude equity classification or that would require reclassification. As such, the Delta Warrant was properly classified as equity.

Subsequent Accounting Treatment Under EITF 00-19

As previously stated, we believe our analysis supports the initial classification of the Delta Warrant in permanent equity. We note that you state that under paragraph 9 of EITF 00-19 that the Delta Warrant should be initially measured at fair value and subsequent changes in fair value should not be recognized as long as the Delta Warrant continues to be classified as equity.

We agree that the initial fair value should not be subsequently adjusted and believe that we adhered to the requirements of EITF 00-19. We believe that the subsequent adjustments to the Delta Warrant based on the incremental shares issuable do not reflect a change in the initial fair value, but are required adjustments based on our interpretations of the requirements of paragraph 9 of EITF 00-19.

Specifically, paragraph 9 of EITF 00-19 states that, “all contracts be initially measured at fair value and subsequently accounted for based on the current classification and the assumed or required settlement method.” We performed our initial fair value calculation and have not subsequently adjusted the per share fair value calculation of the shares issuable under the warrant. This treatment is consistent with treatment for similar equity instruments (i.e., employee stock options under SFAS 123R) where the concept of per share fair value of employee stock options is determined at the grant date and not subsequently adjusted. Based on the current classification of the Delta Warrant as a freestanding equity instrument reported in stockholders’ equity, that is similar to employee stock options, and the requirement for physical settlement of shares, management determined that the recorded value of the Delta Warrant should be based on the total accumulated number of shares issuable under the Delta Warrant based on the per share “grant date” fair value, similar to stock options.

EITF 00-19 does not specifically state how to account for subsequent increases in shares issuable other than generically stating that the subsequent treatment should be based on its “current classification.” As such, management treated the Delta Warrant like any other similar equity instrument. The accounting treatment to record the economic substance of the incremental shares issuable under the Delta Warrant is not any different than the treatment that would be applied for any other freestanding equity instrument. In addition, the concepts underlying accounting treatment for stock options under SFAS 123R require a company to record the impact of the employee’s share-based compensation award based on the initial per share grant date fair value times the number of shares underlying the employee’s stock option award. Once the employee has a vested right to exercise those underlying shares, the impact to stockholders’ equity is permanent and is not reversed, regardless of whether the employee actually exercises their right.

The Delta Warrant circumstances and nature of the equity instrument are similar to employee stock options under SFAS 123R. At each balance sheet date, Delta gains a vested right in incremental shares issuable under the warrant. These incremental shares are being recognized at the initial per share “grant date” fair value amount. Even if Delta does not exercise their right to these incremental shares, they have received the economic benefit and right to those incremental shares. As such, management concluded that the economic substance of the terms of the Delta Warrant requires management to record the impact of the incremental shares as an adjustment to the warrant, based on the initial per share “grant date” fair value.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

Finally, no issues have occurred at each subsequent balance sheet date that would require us to reclassify the Delta Warrant pursuant to paragraphs 10-11 of EITF 00-19.

Materiality Analysis

Based on our analysis, we believe that our initial and subsequent accounting treatment for the Delta Warrant is appropriate, supportable by a principles-based interpretation of the authoritative guidance as referenced, and most reflective of the economic substance and terms of the Delta Warrant as issued in connection with the Delta Acquisition. As such, we do not believe that a change to our financial statements is appropriate.

Notwithstanding the above, we have included information below with respect to our subsequent accounting treatment of the Delta Warrant. We also note that the Delta Warrant will expire on September 28, 2008, and that the strike price of $20.00 per share (on a post-split basis) has been at least $15.00 higher than the trading price of common share over the last 30 days.

Below are the financial statement impacts of the subsequent accounting treatment of the Delta Warrant:

•	Impact to Q1 2006 10-Q
º	No subsequent adjustments required due to the timing of the acquisition on March 28, 2006. As such, no subsequent impact recorded to these financial statements.

•	Impact to Q2 2006 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $218K (0.5% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $218K (0.4% of total assets)
º	Income Statement – no impact, balance sheet only

•	Impact to Q3 2006 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $244K (0.6% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $244K (0.5% of total assets)
º	Income Statement – no impact, balance sheet only

•	Impact to 2006 10-K
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $251K (0.7% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $251K (0.6% of total assets)
º	Income Statement – no impact, balance sheet only

•	Impact to Q1 2007 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $251K (0.8% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $251K (0.6% of total assets)
º	Income Statement – no impact, balance sheet only

•	Impact to Q2 2007 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $271K (0.8% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $271K (0.7% of total assets)

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

º	Income Statement – no impact, balance sheet only

•	Impact to Q3 2007 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $278K (0.9% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $278K (0.7% of total assets)
º	Income Statement – no impact, balance sheet only

•	Impact to 2007 10-K
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $317K (1.2% of total equity)
¡	Cumulative debit from current period impairment to “Accumulated Deficit” of 317K (-1.2% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $0K (0.4% of total assets) – impaired during quarter
º	Income Statement
¡

During Q4 2007, we concluded that the goodwill associated with the Delta Acquisition was fully impaired. As such, the cumulative increase in the goodwill from the subsequent accounting treatment of $317K was included in the goodwill impairment amount. This was a YTD 3.4% impact to our reported net loss or $0.01 per share, basic and diluted.

•	Impact to Q1 2008 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $346K (1.4% of total equity)
¡	Cumulative debit from previous impairment to “Accumulated Deficit” of 317K (-1.3% of total equity)
¡	Cumulative increase to “Goodwill” in assets by $29K (0.1% of total assets)
º	Income Statement – no impact, balance sheet only

•	Impact to Q2 2008 10-Q
º	Balance Sheet
¡	Cumulative increase to “Warrant” in equity by $369K (1.5% of total equity)
¡	Cumulative debit from current and previous impairments to “Accumulated Deficit” of 369K (-1.5% of total equity)
•	Income Statement –

During Q2 2008, the contingent consideration associated with the Delta Acquisition was impaired resulting in a YTD 2.0% impact to our reported net loss or $0.02 per share, basic and diluted.

•	Estimated impact for future filings (Q3 2008 filing only)
º

As the Delta Warrant expires on September 28, 2008, we do not expect any material impact to our future financial statements. After the Delta warrant expires, the Delta Warrant will be reclassified as additional paid in capital and there will be no more subsequent adjustments in future filings after the Q3 2008 10-Q.

As noted above, for most subsequent reporting periods, the recorded impact was on the balance sheet only. The maximum percentage impact to total equity that was reached before the impairment occurred in Q4 of 2007 was 0.9%. After impairment, the increases to the Delta Warrant were offset by the impairment charge recorded in the accumulated deficit. The maximum percentage impact to total assets that was reached before the impairment was 0.7%.

Mr. Rufus Decker

Division of Corporation Finance

United States Securities and Exchange Commission

August 29, 2008

The impact of the incremental impairment charge in 2007 from the subsequent accounting treatment was an increase to the reported year-to-date net loss of 3.4% of YTD net loss or $0.01 per share, basic and diluted.

We do not believe that the impact of the subsequent accounting treatment for the Delta Warrant was material to any of the previously issued financial statements or will ultimately be material to our future filings through the date of the Delta Warrant’s expiration date.

*        *        *

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission (the “filings”);
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, please contact Jeremy D. Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2181, and fax (614) 227-2100.

Thank you for your assistance.

Sincerely,

PECO II, INC.

/s/ John G. Heindel

John G. Heindel

President, Chief Executive Officer,

Chief Financial Officer and Treasurer

cc:	Ernest Greene Jeanne Baker